Exhibit 4(a)(ii)

STRICTLY PRIVATE & CONFIDENTIAL	EXECUTION VERSION

DATED 27 MARCH 2013

HOTEL INTER-CONTINENTAL

LONDON LIMITED

AND

CONSTELLATION HOTEL

(OPCO) UK S.A.

AND

SIX CONTINENTS LIMITED

ASSET SALE AND PURCHASE AGREEMENT RELATING

TO THE INTERCONTINENTAL HOTEL, PARK LANE, LONDON

SUBJECT TO CONTRACT

GREENBERG TRAURIG MAHER LLP

7TH FLOOR

200 GRAY’S INN ROAD

LONDON WC1X 8HF

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1
2.	AGREEMENT TO SELL AND PURCHASE	11
3.	PURCHASE PRICE	13
4.	PRE-COMPLETION CONDUCT	15
5.	COMPLETION	15
6.	TERMINATION	16
7.	TRANSFERRING CONTRACTS AND GUARANTEES	18
8.	EMPLOYEES	20
9.	DEBTORS, ASSUMED LIABILITIES AND EXCLUDED LIABILITIES	23
10.	APPORTIONMENTS	24
11.	WARRANTIES	25
12.	BUYER’S WARRANTIES	26
13.	POST COMPLETION COVENANTS	28
14.	VALUE ADDED TAX	28
15.	CONFIDENTIALITY	30
16.	ANNOUNCEMENTS	31
17.	IHG GUARANTEE	32
18.	FURTHER ASSURANCE	33
19.	COSTS AND PAYMENTS	33
20.	CURRENCY CONVERSION	33
21.	INTEREST	33
22.	ENTIRE AGREEMENT	34
23.	INVALIDITY	35
24.	AMENDMENTS, WAIVERS AND RIGHTS	35
25.	ASSIGNMENT	36
26.	THIRD PARTY RIGHTS	36
27.	NOTICES	37
28.	COUNTERPARTS	38
29.	GOVERNING LAW AND JURISDICTION	39
30.	AGENT FOR SERVICE OF PROCESS	39
SCHEDULE 1 TRANSFERRING CONTRACTS		41
SCHEDULE 2 THE PROPERTY		42
	Part 1 - The Property	42
	Part 2 - Documents Supplemental to Lease	42
	Part 3 - Occupational Tenancies	44
	Part 4 - Terms and Conditions	47
SCHEDULE 3 APPORTIONED CONSIDERATION VALUES IN RESPECT OF ASSETS		52

THIS AGREEMENT is dated 27 March 2013 and made between:

(1)	HOTEL INTER-CONTINENTAL LONDON LIMITED, a company incorporated in England and Wales (registered number 01036984) whose registered office is at Broadwater Park, Denham, Buckinghamshire, UB9 5HR (the “Seller”);

(2)	CONSTELLATION HOTEL (OPCO) UK SA, a société anonyme incorporated in Luxembourg whose registered office is at 15, Boulevard Roosevelt L-2450 Luxembourg (the “Buyer”); and

(3)	SIX CONTINENTS LIMITED, a company incorporated in England and Wales (registered number 00913450) whose registered office is at Broadwater Park, Denham, Buckinghamshire UB9 5HR (the “IHG Guarantor”).

INTRODUCTION

(A)	The Seller owns and carries on for its own account the Business.

(B)	The Seller has agreed to sell the Assets and sell and transfer the Business as a going concern and the Buyer has agreed 10 purchase the Assets and the Business on the terms of this Agreement (the “Transaction”).

IT IS AGREED that:

1.	DEFINITIONS AND INTERPRETATION

1.1	Defined terms

In this Agreement and the Introduction:

“2012 Accounts” means the accounts of the Seller relating to the Business as set out in the audited balance sheet of the Seller, made up as at the 31 December 2012, and the audited profit and loss account of the Seller for the accounting reference period ending on 31 December 2012;

“Accounts” means the accounts of the Seller relating to the Business as set out in the audited balance sheet of the Seller, made up as at the Balance Sheet Date, and the audited profit and loss account of the Seller for the accounting reference period ending on the Balance Sheet Date, in each case including the notes, statements and director’s and auditors reports, which are disclosed as at Disclosure Document 6.2.5;

“Advance Receipts” means all amounts, including guest receipts, received by or on behalf of the Seller on or before the Completion Date so far as the same relate exclusively to anything (including any service) to be provided by the Buyer under any of the Transferring Contracts or otherwise in connection with the carrying on of the Business in its ordinary course after the Completion Date;

“Assets” means the assets of the Business to be sold and transferred to the Buyer under this Agreement as listed in clauses 2.1 and 2.2;

“Assumed Liabilities” means all amounts owing or accrued due by or liabilities of the Seller or any other member of the Seller’s Group (including in relation to Advance Receipts) as at the Effective Time incurred in connection with the Assets, carrying on the Business or in relation to ownership or occupation of the Property (whether or not then invoiced, assessed or otherwise claimed and whether or not then due and payable and whether or not referable to the period before or after the Effective Time) in each case other than the Excluded Liabilities;

“Balance Sheet Date” means 31 December 2011;

“Balancing Payment Date” means the date falling five Business Days after the date on which the Working Capital Statement and Working Capital Adjustment are finally agreed or determined in accordance with schedule 7;

“Beverage and Spa Inventory” means all (i) soft drinks, wines, beers, spirits and other alcohol inventory; and (ii) health and other beauty treatment products which are available for sale to the public at the Property’s spa, which are unused, owned by the Seller or any member of the Seller’s Group and held at the Property in connection with the Business at the Effective Time;

“Business” means the business of owning and operating the hotel known as ‘InterContinental London - Park Lane’ at the Property;

“Business Day” means a day (not being a Saturday or Sunday) when banks are generally open in the City of London for the transaction of general banking business;

“Business Information” means all information relating exclusively to the Business’ financial or other affairs which is used in or otherwise relates to the Business including:

(a)	the marketing of the Business and/or the Assets or any of them, including sales targets, sales, statistics, market share statistics, prices, market research reports and surveys and advertising or other promotional materials; and

(b)	future projects, business development or planning or commercial relationships and negotiations;

“Business Intellectual Property” means any Intellectual Property in the Business Records, to the extent it is owned by the Seller at the Completion Date;

“Business Records” means records in written or other machine readable form (including computer disks or tapes) held at the Property containing exclusively the Business Information including each register, minute book and other record and report that is required by law to be kept in respect of the Business and, will be required by law to be in the possession of the Buyer for the purposes of operating the Business after Completion but excluding all records and other documentation in respect of Tax which relate to the Business, all records and other documentation which relate to the Seller as a corporate entity and the Excluded Business Records;

“Buyer Warranties” means the warranties given in clause 12 and “Buyer Warranty” shall be construed accordingly;

“Buyer’s Group” means the Buyer, its subsidiaries and subsidiary undertakings from time to time and any holding company or parent undertaking of the Buyer from time to time and all other subsidiaries and subsidiary undertakings of any such holding company or parent undertaking and, in each case, “member of the Buyer’s Group” shall be construed accordingly;

“Buyer’s Lawyers” means Hogan Lovells International LLP of Atlantic House, Holborn Viaduct, London EC1A 2FG;

“Claim” has the meaning given to it in paragraph 1 of schedule 6;

“Companies Act” means the Companies Act 2006;

“Completion” means completion of the sale and purchase of the Business and the Assets under this Agreement;

“Completion Date” means the date on which Completion takes place;

“Computer Systems” means all material software and hardware exclusively used by the Business and all components of each of them;

“Confidential Information” has the meaning given to it in clause 15.1.1;

“Construction Documents” means contracts entered into by the Seller or any member of the Seller’s Group relating to the design, management or construction of any building or refurbishment works at the Property;

“Data Protection Laws” has the meaning given in paragraph 20 of part 1 of schedule 5;

“Data Room” means the electronic facility hosted by Jones Lang LaSalle Hotels for the purpose of allowing the Buyer and its advisers to inspect and review documentation in respect of the Seller and the Business;

“Debts” means all book and other debts (excluding credit card payments in process other than “Diners’ Club” credit card payments in process) owing to the Seller or accrued due as at the Effective Time in respect of the Business including in respect of confirmed reservations and bookings (whether or not then invoiced and whether or not then due and payable) together with the benefit of any security for them (including any amounts in respect of Prepayments) but excluding all cash bank balances, any amounts recoverable in respect of Taxation other than Operating Taxes and amounts owed to the Seller by a member of the Seller’s Group arising otherwise than in the ordinary course of the Business;

“Deposit” has the meaning given to it in clause 3.1.1;

“Disclosed” means fairly disclosed (with sufficient detail to identify reasonably clearly the nature and scope of the matters disclosed) in or under the Disclosure Letter;

“Disclosure Documents” means the documents made available to the Buyer in the Data Room or otherwise and listed in the schedule to the Disclosure Letter;

“Disclosure Letter” means the letter dated on the Warranty Date from the Seller to the Buyer in relation to the Warranties and delivered to the Buyer’s Lawyers before the execution of this Agreement and includes the Disclosure Documents;

“Effective Time” means 04:00 on the Completion Date;

“Employee Liability Information” has the meaning set out in Regulation 11(2) of the Regulations;

“Encumbrance” means any mortgage, charge (fixed or floating), pledge, lien, assignment, hypothecation, option, right to acquire, right of first refusal or right of pre-emption, third party right or interest or other encumbrance or security interest of any kind or any other agreement or arrangement the effect of which is the creation of security; any other type of preferential arrangement (including a title transfer or retention arrangement) having similar effect;

“Environment” means any of the following media: air, water and land (but excluding those media within buildings or other natural or manmade structures above or below ground and any living organisms);

“Environmental Laws” means any applicable laws, statutes and regulations which are legally binding and in force as at the Warranty Date insofar as they relate to or apply to the pollution or protection of the Environment;

“Environmental Permits” means any permits, licences, consents, certificates, registrations, notifications or other authorisations required at the Warranty Date under any Environmental Laws for either the operation of the Business or the occupation of the Property;

“Equipment Contracts” means all hire purchase agreements, leasing agreements, lease purchase agreements, credit sale agreements and agreements for conditional sale or sale by instalments to which any of the Assets (other than Property) are subject as at the Completion Date and relate exclusively to the Business, including those that are listed in schedule 1;

“Estimated Working Capital Balance” means the amount to be notified by the Seller to the Buyer in accordance with clause 3.3;

“Excluded Assets” means those assets listed in Disclosure Document 5.1.1.2 and those assets listed in clause 2.3;

“Excluded Business Records” means the Seller’s statutory books and records and all records (including those relating to Taxation) to the extent they relate to (i) personal data in respect of the customers of the Business; or (ii) any business of the Seller’s Group other than the Business or to Taxation;

“Excluded Contracts” means all contracts listed as not transferring in Disclosure Document 9.0.2;

“Excluded Employee” means the general manager of the Business, Alvaro Rey;

“Excluded Intellectual Property” means, except for the Business Intellectual Property, all Intellectual Property owned by or licensed to the Seller or any member of the Seller’s Group at the Completion Date;

“Excluded Liabilities” means: (i) all amounts owing or accrued due by or liabilities of the Seller or a member of the Seller’s Group in connection with the operation of the Business (other than in relation to ownership or occupation of the Property) to the extent referable to the period prior to the Effective Time including liabilities in respect of Tax, Operating Taxes and bank borrowing or any other indebtedness in the nature of borrowing; (ii) any and all liabilities arising in respect of any claims brought against the Buyer in relation to belongings of guests of the Business which the claimant claims were checked in any safe deposit box of the Business (excluding hotel room safe deposit boxes) at the Effective Time to the extent such claims are not insured; and (iii) any and all liabilities relating to the OFT Investigation; and (iv) all amounts owing or accrued due by or liabilities of the Seller or a member of the Seller’s Group in connection with the Construction Documents (other than in relation to ownership or occupation of the Property) to the extent referable to the period prior to the Effective Time (including amounts due under any final account or final statement issued following Completion which are attributable to amounts due for works undertaken prior to Completion), but in each case only to the extent such liabilities have not been taken into account in calculating the Working Capital Value;

“Execution Date” means the date of this Agreement;

“Fixed Asset Register” means the register of Fixtures, Fittings and Equipment disclosed as at Disclosure Document 5.1.1.1;

“Fixtures, Fittings and Equipment” means all furniture, fixtures, furnishings, specialised hotel/Business equipment and computer hardware at the Property owned by the Seller or a member of the Seller’s Group and used exclusively to operate the Business, including any signs, carpets, curtains, lampshades, decorative lighting fixtures, graphics, pictures, artwork, banquettes, beds, mattresses, chairs, desks, tables, sofas, wall coverings, televisions, radios, intercoms, telephones, telecommunications equipment, lighting and other equipment, office equipment and machinery, sports equipment, material handling equipment, engineering equipment and all equipment required for the operation of kitchens, laundries, bars, restaurants, meeting and function rooms, sports and leisure facilities (including those that are listed in the Fixed Asset Register), but excluding the Operating Equipment and the Leased Equipment;

“Fundamental Warranties” means the Warranties set out in part 2 of schedule 5;

“GAAP” means generally accepted accounting principles in the United Kingdom as set out in all Statements of Standard Accounting Practice, Financial Reporting Standards, Urgent Issues Task Force Abstracts and Statements of Recommended Practice issued by the UK Accounting Standards Board (or any successor body) or any committee thereof or body recognised by it, in force on the Completion Date;

“Goodwill” means the goodwill of the Business and the exclusive right for the Buyer and the Buyer’s successors in title to represent itself as carrying on the Business in succession to the Seller but excluding the Excluded Intellectual Property;

“Guarantees” means all guarantees given by the Seller or any member of the Seller’s Group in relation to: (i) any Transferring Contract; and (ii) any other Asset, in each case as identified in paragraph 9 of the Disclosure Letter;

“Health and Safety Laws” means all applicable laws, statutes, regulations, secondary legislation, bylaws, directives, codes of practice and guidance notes which are legally binding and in force as at the Warranty Date and insofar only as they relate to or apply to the health and safety of any person;

“Health and Safety Permits” any permits, licences, consents, certificates, registrations, notifications or other authorisations required at the Warranty Date under Health and Safety Laws for the operation in the normal course of the Business and the current use of the Property;

“Hotel Bank Account” means a bank account to be set up in the name of the Buyer for the purposes of the Business prior to Completion;

“House Funds” means all petty cash and cash in the cash registers, vaults, safes (other than that belonging to guests), petty cash boxes, house banks, vending machines and any cash-operated devices at the Property at the Effective Time;

“Initial Minimum Balance” means the amount of £3,000,000 less the amount of the Estimated Working Capital Balance;

“Intellectual Property” means:

(a)	patents, trademarks, service marks, registered designs, applications and rights to apply for any of those rights, trade, business and company names, internet domain names and e-mail addresses, unregistered trademarks and service marks, rights in get-up, rights to goodwill or to sue for passing-off (or for unfair competition), copyrights and related rights, database rights, rights in software, trade secrets, know-how, utility models, moral rights, topography rights, rights in designs and inventions; and

(b)	rights, whether registered or unregistered and including all applications (or rights to apply) for, and renewals or extensions of, such rights of the same or similar nature or effect as or to those in paragraph (a) which now, or in the future, may subsist, anywhere in the world;

“Inventory” means, excluding the Beverage and Spa Inventory, all consumables and/or provisions including fuel, soap, light bulbs, mechanical supplies, cleaning supplies, stationery, brochures, paper supplies and other similar consumable and expendable items categorised as “Inventory” in the Uniform System, which are unused and held at the Property in connection with the Business at the Effective Time;

“Land Registry Transfer TR1” means a Land Registry transfer in form TR1 and otherwise in the form required by paragraph 6 of Part 4 of schedule 2 in respect of the transfer of the Lease to be executed by the Seller and the Buyer;

“Landlord” means the person entitled from time to time to the immediate reversion to the Lease;

“Lease” means the lease under which the Property is held, brief particulars of which are set out in part 1 of schedule 2, and every document varying or supplemental or collateral to the lease, all of which are listed in part 2 of schedule 2;

“Leased Equipment” means the assets used by the Seller exclusively in the Business but not owned by the Seller and which are the subject of any Equipment Contract;

“Licences” means the material licences, consents, approvals, permits and other authorisations relating to the operation of the Business disclosed as at the Disclosure Documents in folders 2.6, 8.5, 9.1.9 and 9.3.1;

“Losses” means losses, damages, fines, penalties, payments, costs, charges, expenses or other liabilities of any kind, and “Loss” shall be construed accordingly;

“Management Accounts” means the unaudited management accounts relating to the Business for the period since 1 January 2013 up to 28 February 2013 (inclusive) as disclosed at Disclosure Documents 6.2.13, 6.1.5.1 and 6.1.5.2 and the period since the Balance Sheet Date up to 31 December 2012 (inclusive) as disclosed at Disclosure Document 6.1.1.6;

“Management Agreement” means the Hotel Management Agreement for InterContinental London, Park Lane between the Buyer and the Seller;

“Management Agreement Suite” means the Management Agreement and the following agreements, each in the agreed form, to be entered into on Completion between members of the Seller’s Group and the Buyer pursuant to the Management Agreement: (i) Holidex Agreement; (ii) Negative Pledge; and (iii) Up-branding Letter (as those expressions are defined in the Management Agreement);

“Material Adverse Change” means (i) the destruction, closure or other inability to use guest rooms or other material facilities at the Property, other than for routine maintenance, which together result in: (i) 75% of the guest rooms of the Business being destroyed or reasonably likely to be closed or unable to be used for a period not less than 30 days after Completion; (ii) 50% of the guest rooms of the Business being destroyed or reasonably likely to be closed or unable to be used for a period not less than 90 days after Completion; or (iii) any act, event or circumstance that has a negative effect on the ownership of the Property such that the value of the Property is reduced by £30,150,000 or more, in each case that arises after the Execution Date and will continue until immediately prior to Completion but excluding in each case any such material adverse change resulting from:

(a)	changes in stock markets, interest rates, exchange rates, commodity prices or other general economic conditions;

(b)	changes in conditions generally affecting the hotel industry;

(c)	changes in laws, regulations or accounting practices;

(d)	an act of terrorism;

(e)	matters disclosed in the Disclosure Letter;

(f)	the transactions contemplated by this Agreement or the change of control resulting from those transactions;

“Non-Property Assets” means the Fixtures, Fittings and Equipment, Inventory, Beverage and Spa Inventory, Leased Equipment and Operating Equipment but excluding the Excluded Assets;

“Notice” means a notice, demand, request, statement, instrument, certificate or other communication given, delivered or made by any party to another party under, or in connection with, this Agreement;

“Occupational Tenancies” means the tenancies and every document supplemental or collateral thereto as listed at part 3 of schedule 2;

“Office Space Tenancy Agreement” means a tenancy agreement in the form set out in schedule 13;

“OFT Investigation” means an investigation by the Office of Fair Trading, case reference CE/9320/10, into, amongst others, InterContinental Hotels Group plc’s and the Seller’s alleged infringement of competition law in relation to the online supply of room only hotel accommodation by online travel agents as detailed in a press release of the Office of Fair Trading on 31 July 2012;

“Operating Equipment” means all blankets, linen, uniforms, silverware, china, glassware, crockery, kitchen utensils, cleaning equipment and other similar items which are customarily referred to as “operating equipment” in the hotel industry, which are owned by the Seller or a member of the Seller’s Group and are used exclusively in connection with the Business at the Completion Date;

“Operating Taxes” means all customs and other import duties, VAT, Pay As You Earn and national insurance contributions;

“Permitted Third Parties” has the meaning given in clause 26.2;

“Prepayments” means all amounts paid (whether by deposit, prepayment or otherwise) on or before the Completion Date by or on behalf of the Seller (or another member of the Seller’s Group) so far as the same relate to anything (including any service) to be provided to the

Buyer under any of the Transferring Contracts or otherwise in connection with the carrying on of the Business after the Completion Date (but excluding, for the avoidance of doubt, payments in respect of Taxation other than Operating Taxes);

“Property” means the leasehold property known as InterContinental London - Park Lane, 1 Hamilton Place, London W1J 7QY more particularly described in the Lease;

“Proceedings” means any proceedings, suit or action arising out of or in connection with this Agreement;

“Recognised Investment Exchange” means any recognised investment exchange (as such term is defined in s285 Financial Services and Markets Act 2000, as amended) or an investment exchange that has been recognised by the UK Financial Services Authority as a designated investment exchange;

“Regulations” means The Transfer of Undertakings (Protection of Employment) Regulations 2006;

“Representation” means any representation, warranty, statement, assurance, covenant, undertaking, indemnity, guarantee or commitment (whether contractual or otherwise);

“Schedule of Deeds and Documents” means the schedule listing the deeds and documents to be handed over by the Seller to the Buyer on the Completion Date in the agreed form;

“Seller’s Group” means the Seller, its subsidiaries and subsidiary undertakings from time to time and any holding company or parent undertaking of the Seller from time to time and all other subsidiaries and subsidiary undertakings of any such holding company or parent undertaking and, in each case, “member of the Seller’s Group” shall be construed accordingly;

“Seller’s Lawyers” means Greenberg Traurig Maher LLP of 7th Floor, 200 Gray’s Inn Road, London WC1X 8HF;

“Seller’s Lawyers’ Account” means: Account name: GTM LLP CLT A/C, Account No: 73094456, Sort Code: 20-00-00, Bank: Barclays, IBAN: GB09BARC20000073094456, SWIFTBIC: BARCGB22;

“Seller’s Pension Scheme” means the Intercontinental Hotels UK Pension Plan details of which are disclosed at Disclosure Document 18.1;

“Seller’s Property Lawyers” means Stephenson Harwood LLP of 1 Finsbury Circus, London EC2M 7SH;

“Service Document” means a claim form, summons, order, judgment or other process relating to or in connection with any Proceedings;

“Stock” means Inventory and Beverage and Spa Inventory;

“Tax” or “Taxation” means any form of tax, levy, impost, duty, charge, contribution or withholding of any kind imposed, collected or assessed by, or payable to, a Tax Authority and all penalties, charges, surcharges, fines, costs and interest included in or relating to any of the foregoing or to any obligation in respect of any of the above;

“Tax Authority” means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official in the United Kingdom or elsewhere;

“Transaction Documents” means this Agreement, the Disclosure Letter, and the Land Registry Transfer TR1;

“Transferring Contracts” means (i) the Licences and all arrangements, contracts and orders (including all confirmed reservations and bookings relating to the Business that are listed in Disclosure Documents 8.3.6 and 8.3.7) whether written or oral relating exclusively to the Business and/or the Property and to which the Seller is a party and which remain to be performed (in whole or in part) by any party to them at the Completion Date including the Equipment Contracts; (ii) those agreements that are listed in Disclosure Document 9.0.1, as referred to in schedule 1; (iii) the Construction Documents; and (iv) all sales and marketing contracts listed in Disclosure Document 9.2.8, but excluding: (i) contracts with Transferring Employees; (ii) contracts relating to the ownership and occupation of the Property; and (iii) the Excluded Contracts;

“Transferring Employees” means those employees of the Seller wholly or mainly assigned to the Business and who are named in Disclosure Documents 17.1.6 and 17.1.7, as referred to in schedule 9, or who have been notified in writing to the Buyer as having become so assigned prior to the Completion Date, but excluding the Excluded Employee and anyone who has been notified in writing to the Buyer as having ceased to be so assigned prior to the Completion Date;

“Uniform System” means the Uniform System of Accounts for the Lodging Industry (10th revised edition), as such is updated and amended from time to time, and as the same is generally applied by the Seller in relation to the Business;

“”VAT” means value added tax as provided for in VATA and any Tax similar to that Tax imposed in addition to or in substitution for it at the rates from time to time imposed;

“VATA” means the Value Added Tax Act 1994;

“Vehicle Inventory” has the meaning given to it in clause 6.6;

“Warranties” means the warranties given in clause 11 and in schedule 5 (including, for the avoidance of doubt, the Fundamental Warranties) and “Warranty” shall be construed accordingly;

“Warranty Date” means 19 March 2013;

“Working Capital” means the working capital of the Business comprising the Stock, Debts and House Funds less the Assumed Liabilities;

“Working Capital Adjustment” means the amount, if any, by which the Working Capital Value is less than or greater than the Estimated Working Capital Balance;

“Working Capital Statement” means the statement of Working Capital as at the Effective Time to be prepared in accordance with the provisions of part 1 of schedule 7 and in the form set out in part 3 of schedule 7; and

“Working Capital Value” means the aggregate value of the Working Capital as at the Effective Time as set out in the Working Capital Statement.

1.2	Contents page and headings

In this Agreement the contents page and headings are included for convenience only and do not affect the interpretation or construction of this Agreement.

1.3	Clauses and schedules

In this Agreement:

1.3.1	the Introduction and schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the Introduction and the schedules;

1.3.2	any reference to the Introduction is a reference to the statements about the background to this Agreement made above; and

1.3.3	any reference to a clause or schedule is a reference to a clause of, or schedule to, this Agreement and any reference in a schedule to a part or paragraph is to a part or paragraph of that schedule.

1.4	Meaning of references

In this Agreement, unless the context requires otherwise, any reference to:

1.4.1	a company is to any company, corporation or other body corporate wherever and however incorporated or established;

1.4.2	a document is to that document as supplemented, otherwise amended, replaced or novated from time to time;

1.4.3	any English statutory provision or English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include what most nearly approximates in that jurisdiction to the English statutory provision or English legal term;

1.4.4	the masculine, feminine or neuter gender includes the other genders and any reference to the singular includes the plural (and vice versa);

1.4.5	including means “including without limitation” (with related words being construed accordingly), in particular means “in particular but without limitation” and other general words shall not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of acts, matters or things;

1.4.6	a document in the “agreed form” is a reference to a document in a form approved by, and for the purposes of identification initialled by or on behalf of, each party;

1.4.7	a person includes any individual, firm, company, government, state or agency of state or any joint venture, association, trust or partnership, works council or employee representative body (whether or not having a separate legal personality);

1.4.8	a statute or statutory provision includes any consolidation, re-enactment, modification or replacement of the same and any subordinate legislation in force under any of the same from time to time except to the extent that any consolidation, re-enactment, modification or replacement enacted after the Execution Date would extend or increase the liability of any party to another party under this Agreement;

1.4.9	a time of the day is to London time and references to a day are to a period of

24 hours running from midnight to midnight; and

1.4.10	writing shall include any modes of reproducing words in a legible and non-transitory form provided that emails shall be deemed to be in writing for these purposes.

1.5	Meaning of parties

In this Agreement, unless the context requires otherwise, any reference to a party or the parties is to a party or the parties (as the case may be) to this Agreement and shall include any successors and permitted assignees of a party.

1.6	Connected persons

“Connected”, for the purposes of determining whether a person is connected with another person under this Agreement, shall be construed in accordance with s1122 Corporation Tax Act 2010.

1.7	Companies Act definitions

In this Agreement:

1.7.1	the words and expressions “accounting reference period”, “body corporate”, “parent undertaking” and “subsidiary undertaking” have the meanings given to them in the Companies Act; and

1.7.2	“subsidiary” and “holding company” have the meanings given to them in the Companies Act save that, for the purposes of s1159 Companies Act, a company shall be treated as a member of another company if:

(a)	any of its subsidiaries is a member of the subsidiary; or

(b)	any shares in that other company are held by a person acting on behalf of the company or any of its subsidiaries.

2.	AGREEMENT TO SELL AND PURCHASE

2.1	Sale of Property

The Property shall be sold upon and subject to the terms and conditions set out or referred to in part 4 of schedule 2.

2.2	Other Assets being sold

Subject to the terms of this Agreement, the Seller shall sell, or shall procure that another member of the Seller’s Group shall sell, with full title guarantee and the Buyer shall purchase or shall procure that a company which is a member of the Buyer’s Group shall purchase as at and from the Completion Date the entire legal and beneficial ownership in the Business as a going concern, comprising, subject to clause 2.3, the following assets:

2.2.1	the Inventory;

2.2.2	the Beverage and Spa Inventory;

2.2.3	the Fixtures, Fittings and Equipment;

2.2.4	the Operating Equipment;

2.2.5	the Leased Equipment (subject to the terms of the relevant Equipment Contract);

2.2.6	subject to any necessary consent of a third party, the benefit (subject to the burden) of the Transferring Contracts;

2.2.7	the Business Intellectual Property;

2.2.8	the benefit (so far as the same can be assigned or transferred to or held in trust for the Buyer) of all rights and claims of the Seller under any warranties, conditions, representations, guarantees or indemnities in favour of the Seller exclusively in respect of the Business and subsisting at the Completion Date but excluding, for the avoidance of doubt, any rights or claims in relation to the Excluded Assets;

2.2.9	the Business Records;

2.2.10	the Goodwill;

2.2.11	the House Funds;

2.2.12	the Debts and all cheques, bills, notes and securities relating to the Debts; and

2.2.13	each right the Seller has against another person which relates to the Business, the operation of the Business on or before the Execution Date or an asset included in this clause 2.2, including:

(a)	the benefit of any insurance claim made by the Seller in consequence of anything done or omitted to be done before the Effective Time which relates to the Property, Fixtures, Fittings and Equipment and

(b)	the right to the benefit of all restrictive covenants and confidential obligations given by any former employee of the Seller who was engaged exclusively in the Business or any other person exclusively in connection with or for the benefit of the Business.

2.3	Assets or liabilities excluded from sale

There shall be excluded from the sale and purchase of the Business and retained by the Seller:

2.3.1	other than the House Funds, any cash in hand and cash at the bank (whether on current or deposit account) relating to the Business including uncleared cheques received at or prior to the Effective Time and attributable to periods ended on or before Completion and any credit card payments in process other than “Diners’ Club”;

2.3.2	amounts recoverable in respect of Taxation relating to the Business attributable to periods ended on or before or transactions occurring on or before Completion;

2.3.3	the Excluded Liabilities;

2.3.4	the Excluded Business Records;

2.3.5	the Excluded Intellectual Property;

2.3.6	the benefit of any insurance claim made by the Seller in consequence of anything done or omitted to be done before the Effective Time which does not relate to the Property or Fixtures, Fittings and Equipment or which relates to the Excluded Liabilities or any asset included in this clause 2.3; and

2.3.7	all other property, rights, assets, obligations and liabilities of the Seller that are not used, enjoyed or exercised exclusively in respect of the Business or that relate to the Excluded Liabilities.

2.4	Sale of assets interdependent

The sale and purchase of the Business and each of the Assets shall be interdependent and completed simultaneously.

3.	PURCHASE PRICE

3.1	Total purchase price

The consideration for the sale of the Business and the Assets shall be the sum of £301,500,000, as adjusted in accordance with clause 3.3 (the “Purchase Price”), which shall be payable to the Seller as follows:

3.1.1	£30,150,000 (being 10% of the Purchase Price prior to adjustment in accordance with clause 3.3) on the Execution Date (“Deposit”) to the Seller’s Lawyers to be held by them as stakeholders pending Completion and to be released automatically to the Seller on Completion; and

3.1.2	£271,350,000, being the balance, on Completion,

in each case in cash by electronic transfer for same day value to the Seller’s Lawyers’ Account.

3.2	Interest on Deposit

3.2.1	The Seller will procure that the Seller’s Lawyers place the Deposit on interest bearing deposit until the Completion Date.

3.2.2	Any interest received on the Deposit prior to the Completion Date shall be deducted from the amount paid by the Buyer to the Seller on Completion in accordance with paragraph 2.2 of part 2 of schedule 4, but shall otherwise be dealt with in accordance with clause 3.9.

3.3	Estimated Working Capital Balance

On or before the date which is five Business Days before the Completion Date, the Seller shall notify the Buyer of its good faith estimate of the Working Capital Value which amount shall not be a number greater than minus £1,000,000.

3.4	Working Capital Adjustment

On or before the Balancing Payment Date:

3.4.1	if the Working Capital Value is greater than the Estimated Working Capital Balance, the Buyer shall pay to the Seller, in cash, an amount equal to the Working Capital Adjustment; or

3.4.2	if the Working Capital Value is less than the Estimated Working Capital Balance, the Seller shall pay to the Buyer, in cash, an amount equal to the Working Capital Adjustment,

together, in each case, with interest thereon at a rate per annum equal to the base rate from time to time of Barclays Bank plc, calculated on the basis of the actual number of days elapsed from the Completion Date to the date of payment of the Working Capital Value over a 360 day annual period. Any payment to be made pursuant to this clause 3.3 shall be made in cash by electronic transfer for same day value to the bank account nominated by the Seller or the Buyer (as applicable).

3.5	Apportionment

The Purchase Price shall be apportioned between the various classes of Assets as set out in schedule 3 and as so apportioned shall be adopted by the Seller and the Buyer for all purposes including Tax.

3.6	Payment pursuant to a claim

3.6.1	If any payment is made by the Seller to the Buyer pursuant to a claim made by the Buyer for any breach of, or otherwise pursuant to, this Agreement, the payment shall, so far as possible, be made by way of and treated as being a reduction of the Purchase Price by the amount of the payment but will not reduce the Purchase Price to below zero. This clause does not limit the amount that the Buyer may claim under this Agreement.

3.6.2	Any reduction under clause 3.6.1 will be allocated as nearly as possible to the class of Asset to which it relates and, if in respect of more than one class of Asset, in the proportion to which the original allocation of the Purchase Price was made.

3.7	Capital Allowances Election

Both the Buyer and the Seller agree to make a joint election with respect to fixtures under s198 of the Capital Allowances Act 2001 allocating consideration of £1 to quantifying the value of the fixtures transferred within two years from the Completion Date in line with the value stated in schedule 3 to this Agreement. The form of the election notice is set out as schedule 12 to this Agreement.

3.8	Receipt by Seller’s Lawyers and Buyer’s Lawyers

Receipt and acceptance by the Seller’s Lawyers or the Buyer’s Lawyers of any monies or completed documentation to be provided by the Buyer or the Seller, as applicable, in satisfaction of any of the obligations of the Buyer or the Seller, as applicable, under this Agreement shall be accepted by the Seller or the Buyer, as applicable, as a full and complete discharge of that obligation and neither the Buyer nor the Seller are required to investigate the subsequent application or delivery of any monies or completed documentation.

3.9	Repayment of Deposit

Without prejudice to the provisions of clause 3.1.1:

3.9.1

in the event that Completion does not occur on the date specified in clause 5.1 or this Agreement is terminated pursuant to clauses 5.4 or 6.1 in each case other than as a result of a material breach by the Buyer of its obligations under schedule 4, the Deposit, along with any interest which has accrued thereon, shall forthwith be repaid to the Buyer and the Seller hereby instructs the Seller’s Lawyers to immediately release the Deposit to the Buyer; and

3.9.2	in the event that Completion does not occur on the date specified in clause 5.1 or is terminated pursuant to clause 5.4 in each case as a result of a material breach by the Buyer of its obligations under schedule 4, the Deposit, and any interest accrued thereon shall be forfeited to the Seller and the Buyer hereby instructs the Seller’s Lawyers to immediately release the Deposit to the Seller.

4.	PRE-COMPLETION CONDUCT

4.1	The Seller undertakes that, between the Warranty Date and the Execution Date it has complied with, and between the Execution Date and the earlier of Completion or termination of this Agreement, it shall comply with, and shall use its reasonable endeavours to procure that each other member of the Seller’s Group shall comply with, the provisions set out in schedule 8, unless compliance with any provision shall be waived by the Buyer in writing (any such waiver not to be unreasonably withheld or delayed following a written request from the Seller).

4.2	The Seller shall notify the Buyer as soon as reasonably practicable if it becomes aware of a fact or circumstance which constitutes, or would be reasonably likely to constitute, a material breach of clause 4.1.

5.	COMPLETION

5.1	Completion

Completion shall take place on 1 May 2013 provided that the Agreement has not already terminated in accordance with clauses 5.4 or 6.1.

5.2	Completion arrangements

5.2.1	Completion shall take place at the offices of the Buyer’s Lawyers or at another location agreed in writing between the Buyer and the Seller.

5.2.2	At Completion the Seller and the Buyer shall each do, or shall procure the doing of, those things listed against their respective names in schedule 4 (save to the extent such obligations have been waived by the other party in its absolute discretion).

5.3	Compliance with obligations

Neither the Seller nor the Buyer shall be obliged to complete this Agreement nor take any action to complete this Agreement unless: (i) the other party has complied with its obligations under clause 5.2.2 and schedule 4 (save to the extent such obligations have been waived by the other party in its absolute discretion); and (ii) the sale and purchase of each Asset is completed simultaneously.

5.4	Parties’ rights

If the provisions of clause 5.2.2 and schedule 4 are not complied with, the Seller or the Buyer (as applicable) not in default may (in its absolute discretion) in addition to and without prejudice to all its other rights and remedies, by notice to the defaulting party, elect to:

5.4.1

defer Completion to the first day of the calendar month after the date referred to in clause 5.1 (so that the provisions of this Agreement apply as if that other date is date of Completion referred to in clause 5.1 and references to Completion and to the Completion Date must be construed as if they were references to that other date);

5.4.2	proceed to Completion so far as reasonably practicable (without limiting its rights under this Agreement) and set another date on which the defaulting party must comply with those obligations which it has failed to comply with on the date referred to in clause 5.1;

5.4.3	proceed to Completion so far as reasonably practicable (without limiting its rights under this Agreement) and waive all or any of the obligations of the defaulting party; or

5.4.4	other than in respect of a failure by the Seller to comply with paragraph 1.2(k) of schedule 4, terminate this Agreement with immediate effect without liability on its part to the defaulting party.

5.5	Risk and ownership of Assets

Risk of loss or damage to and ownership of all Assets shall pass to the Buyer on Completion.

5.6	Vehicle Inventory

All vehicles left by guests of the Business in the car park of the Property shall be listed by the Seller in the presence of a representative of the Buyer on the Completion Date (such inventory being the “Vehicle Inventory”). The Buyer shall indemnify the Seller (for itself and as trustee for each other relevant member of the Seller’s Group) from and against all Losses incurred by the Seller arising from claims resulting or alleged to result from the acts or omissions of the Buyer in respect of the Vehicle Inventory after the time when the Vehicle Inventory was prepared in accordance with this clause. The Seller shall indemnify the Buyer from and against all Losses incurred by the Buyer arising from claims resulting or alleged to result from the acts or omissions of the Seller in respect of the Vehicle Inventory prior to the time when the Vehicle Inventory was inventoried in accordance with this clause.

5.7	Insurance claims and risk

5.7.1	The risk of loss or damage to all of the Assets, including the Property remains with the Seller prior to Completion. The Seller shall ensure, or shall procure, that any insurance claim arising under any policy relating to the Assets prior to Completion is dealt with in a timely manner. Provided that Completion takes place the Seller shall account to the Buyer for the proceeds of any buildings insurance claim in respect of loss or damage to the Property prior to Completion as soon as reasonably practicable after receipt less any reasonable costs of recovery of the same and this shall constitute the Buyer’s only remedy against the Seller in respect of loss or damage to the Property prior to Completion.

5.7.2	Other than as expressly provided for in the Management Agreement, upon Completion all insurance cover provided in relation to the Business by the Seller’s Group shall cease and no liability shall arise under any such policies in relation to insured events arising after Completion.

6.	TERMINATION

6.1	In addition to a party’s right to terminate this Agreement under clause 5.4, the Buyer may terminate this Agreement with immediate effect by notice in writing to the Seller, at any time prior to the Effective Time if a Material Adverse Change occurs.

6.2	If the Buyer reasonably believes that a Material Adverse Change has occurred, the Buyer shall give written notice to the Seller (a “MAC Claim Notice”), following which:

6.2.1	within 2 Business Days after the date of service of the MAC Claim Notice, the Buyer and the Seller shall discuss in good faith and use reasonable endeavours to resolve whether a Material Adverse Change has occurred;

6.2.2	if the Buyer and the Seller fail to resolve whether a Material Adverse Change has occurred within 10 Business Days of service of the MAC Claim Notice (the “Referral Date”), the dispute shall be referred to an independent expert (the “MAC Expert”) to be appointed by the Buyer and the Seller to determine whether or not a Material Adverse Change has occurred (who shall be instructed to deliver his determination within 7 days of his appointment);

6.2.3	if the Buyer and the Seller cannot agree on the identity of a MAC Expert within five Business Days of the Referral Date, on the request of either the Buyer or the Seller the MAC Expert shall be appointed by the Royal Institution of Chartered Surveyors (who shall be instructed to deliver his determination within seven days of his appointment);

6.2.4	the MAC Expert shall act as an expert and not as an arbitrator;

6.2.5	the MAC Expert shall determine the procedure to be followed for the MAC Expert to make his decision;

6.2.6	the MAC Expert shall be entitled to appoint advisers (including legal advisers) where necessary to assist him in making his decision;

6.2.7	the Buyer and the Seller shall each provide the MAC Expert with all information which the MAC Expert reasonably requires to make his decision and shall comply fully with any reasonable requests made by the MAC Expert;

6.2.8	the Buyer and the Seller shall each bear fifty per cent (50%) of the fees of the MAC Expert unless the MAC Expert determines otherwise; and

6.2.9	in the absence of fraud, manifest error, or bias, the MAC Expert’s decision shall be final and binding on the Buyer and the Seller.

If a Material Adverse Change occurs and the Buyer elects to terminate this Agreement pursuant to clause 6.1, the facts, matters and circumstances giving rise thereto and the termination resulting therefrom shall not give rise to any right to damages or compensation.

6.3	In the event that on or by the Completion Date a MAC Claim Notice has been served by the Buyer pursuant to clause 6.2 and the occurrence of such Material Adverse Change has not been resolved by agreement between the Buyer and the Seller or by determination by the MAC Expert:

6.3.1	the Completion Date shall be deferred to:

(a)

the first day of the calendar month following the calendar month in which either the Buyer and the Seller agree or the MAC Expert determines (in accordance with the provisions of clause 6.2) that a Material Adverse Change has not occurred (the “Determination Date”), if there are seven or more days between the Determination Date and the first day of the calendar month following the calendar month in which the Determination Date occurs; or

(b)	the first day of the second calendar month following the calendar month in which the Determination Date occurs, if there are less than seven days between the Determination Date and the last day of the calendar month in which the Determination Date occurs; or

6.3.2	if, subsequently, the Seller and the Buyer agree or the MAC Expert determines (in accordance with the provisions of clause 6.2) that a Material Adverse Change has occurred, the Buyer may (i), with immediate effect by notice in writing to the Seller, terminate this Agreement in accordance with clause 6.1; or (ii) continue to Completion, in which case the date of Completion shall be deferred in the manner set out in clause 6.3.1.

6.4	In the event that this Agreement is terminated in accordance with clause 6.1, the Deposit, along with any interest which has accrued thereon, shall forthwith be repaid to the Buyer and the Seller hereby instructs the Seller’s Lawyers to immediately release the Deposit to the Buyer.

6.5	Specific Performance

6.5.1	Subject to the Buyer being in compliance with its obligations in clause 5.2.2 and schedule 4, if the Seller fails to comply with its obligations under clause 5.2.2 and schedule 4 of this Agreement on the Completion Date, then the Seller acknowledges and agrees that damages alone would not be an adequate remedy for any breach of the terms of the Agreement by the Seller and accordingly the Buyer shall be entitled to the remedy of specific performance in addition to and without prejudice to any other remedies that it may have.

6.5.2	Subject to the Seller being in compliance with its obligations in clause 5.2.2 and schedule 4, if the Buyer fails to comply with its obligations under clause 5.2.2 and schedule 4 of this Agreement on the Completion Date, then the Buyer acknowledges and agrees that damages alone would not be an adequate remedy for any breach of the terms of the Agreement by the Buyer and accordingly the Seller shall be entitled to the remedy of specific performance in addition to and without prejudice to any other remedies that it may have.

7.	TRANSFERRING CONTRACTS AND GUARANTEES

7.1	Transfer of contracts that do not require third party consent

With effect from Completion, the Seller shall assign to the Buyer the benefit of the Transferring Contracts which do not require the consent of another person to such transfer.

7.2	Seeking consents to substitution

The Seller and the Buyer shall after Completion, at the Buyer’s cost, use their respective reasonable endeavours (which in the case of the Seller shall not extend to payment of cash or in kind or to any action which may damage or prejudice the good standing or reputation of the Seller or any other member of the Seller’s Group) to procure that the other parties to the Transferring Contracts shall, where that consent is necessary, consent to the substitution of the Buyer in the place of the Seller as a party to the relevant Transferring Contract with effect from the Completion Date (whether by contract, assignment, novation or otherwise) and in circumstances where this is by novation the parties shall use their respective reasonable endeavours to agree a suitable form of deed of novation between themselves and with any third party who may be a party to the relevant Transferring Contract and furthermore shall use their respective reasonable endeavours to ensure that the aforementioned deed of novation is properly executed and delivered by the parties as soon as reasonably practicable after Completion.

7.3	Performance and enjoyment of Transferring Contracts

After Completion and until the consent referred to in clause 7.1 is obtained, where such consent is required:

7.3.1	the Seller shall hold each Transferring Contract and any monies, goods or other benefits received under the Transferring Contracts as trustee for the Buyer and shall, immediately upon receipt of the same, account for and pay or deliver to the Buyer all those monies, goods and other benefits;

7.3.2	the Seller shall promptly give to the Buyer any document or item received by the Seller in relation to the relevant Transferring Contract;

7.3.3	the Buyer shall (if sub-contracting or agency is permissible under the relevant Transferring Contract) as the Seller’s sub-contractor or agent to perform on behalf of the Seller (but at the Buyer’s expense) all the obligations of the Seller under the relevant Transferring Contract arising after Completion; and

7.3.4	the Buyer shall indemnify the Seller (for itself and as trustee for each other relevant member of the Seller’s Group) from and against any Losses incurred by it in relation to the Transferring Contracts in respect of the period after the Completion Date except to the extent that the payment or liability arises wholly or partly as a result of the failure by the Seller to: (i) duly perform and comply with the terms of the relevant Transferring Contract prior to the Completion Date or (ii) comply with the provisions of this clause 7.

7.4	No transfer of rights or obligations if transfer illegal or in breach of a Transferring Contract

This Agreement does not constitute a transfer or an attempted transfer of the rights or obligations of the Seller under a Transferring Contract if the transfer or attempted transfer is illegal under its governing law or constitutes a breach of the relevant Transferring Contract.

7.5	Performance of Transferring Contracts

In respect of any Transferring Contract which is transferred in accordance with clause 7.1 or 7.2, the Buyer undertakes that it will, at the Buyer’s cost, carry out and complete for its own account the Transferring Contracts to the extent that they have not been performed before Completion.

7.6	Release and discharge of guarantees

7.6.1	The Seller must ensure that all Guarantees remain in full force and effect until the Seller, as “Operator” under the Management Agreement Suite, puts in place alternative arrangements for such Guarantees on behalf of the Buyer.

7.6.2

The Buyer undertakes to the Seller (for itself and as trustee for each other member of the Seller’s Group) that it will use reasonable endeavours to procure the release and discharge, as soon as practicable after Completion of the Seller and each other member of the Seller’s Group from any obligations or liabilities they may have in respect of the Guarantees and that the Buyer’s assumption of, and (if applicable) the substitution of the Buyer or another member of the Buyer’s Group as the primary obligor in respect of each such Guarantee is, in each case, on a non-recourse basis to any member of the Seller’s Group.

7.7	Indemnity

The Buyer agrees with the Seller (for itself and as trustee for each other relevant member of the Seller’s Group) that, for so long as any Guarantee has not been released and discharged, it shall (and shall procure that, where relevant a member of the Buyer’s Group shall) assume and duly and properly perform, pay and discharge when due the Guarantee, and the Buyer shall indemnify the Seller (for itself and as trustee for each other relevant member of the Seller’s Group) from and against all Losses incurred by any relevant member of the Seller’s Group in respect of or arising under the Guarantee after Completion.

8.	EMPLOYEES

8.1	Apportionment of employee costs

Without limiting clause 8.3, all salaries and other emoluments of the Transferring Employees shall be discharged and all Pay As You Earn, income tax deduction and national insurance contribution legislation and regulations shall be complied with by the Seller in respect of all periods up to and including the Completion Date. The salaries and other emoluments of the Transferring Employees in respect of the period after the Completion Date shall be for the account of the Buyer.

8.2	Application of the Regulations

The Seller and the Buyer acknowledge and agree that the Regulations will apply to the sale and purchase of the Business under this Agreement and to the Transferring Employees.

8.3	Seller’s indemnity

9.3.1	The Seller shall indemnify and keep indemnified (for itself and as trustee for each other relevant member of the Seller’s Group) the Buyer and the Buyer’s Group from and against any Losses arising from:

(a)	any act or omission of the Seller prior to Completion arising out of or relating to the employment of any of the Transferring Employees;

(b)	any failure by the Seller to comply with its obligations under Regulations 13 and 14 of the Regulations except to the extent that any claim is caused by or related to a failure by the Buyer to comply with its obligations under Regulation 13(4) of the Regulations; and

(c)	any terms of any occupational pension scheme to the extent that such terms provide any benefits for any of the Transferring Employees that are not benefits for old age, invalidity or survivors.

8.4	Buyer’s indemnity

The Buyer shall indemnify the Seller (for itself and as trustee for each other relevant member of the Seller’s Group) from and against any Losses (save in respect of any terms relating to an occupational pension scheme) arising from:

8.4.1	any act or omission of the Buyer after Completion relating to the employment or termination of employment of any of the Transferring Employees, save to the extent that any such liability is caused by the Seller on the basis set out in the carve out from the indemnity at Article 9.3.2 of the Management Agreement;

8.4.2	any substantial changes to the working conditions of any of the Transferring Employees to their material detriment which are made, proposed to be made or anticipated to take effect after Completion and any right of any Transferring Employee to terminate his contract of employment without notice in acceptance of a repudiatory breach of his contract by the Buyer; and

8.4.3	any breach by the Buyer of Regulation 13(4) of the Regulations.

8.5	Transferring Employees not covered by the Regulations

If the contract of employment (including any rights, powers, duties and liabilities under or in connection with that contract) of any person who is a Transferring Employee is found or alleged to continue with the Seller after Completion as a result of the transactions contemplated under this Agreement, the Buyer agrees that:

8.5.1	in consultation with the Seller, it will within seven Business Days of discovering such a finding or allegation make to that person an offer in writing to employ him under a new contract of employment to take effect upon the termination referred to below; and

8.5.2	that offer of employment will be:

(a)	on terms and conditions which, when taken as a whole, do not materially differ from the terms and conditions of employment of that person immediately before Completion (save as to the identity of the employer and any terms relating to an occupational pension scheme); and

(b)	fully compliant with the undertakings given by the Buyer in clause 8.8.

8.6	Non-Transferring Employees not covered by the Regulations

If the contract of employment (including any rights, powers, duties and liabilities under or in connection with that contract) of any person who is not a Transferring Employee (a “Non- Transferring Employee”) is found or alleged to continue with the Buyer after Completion as a result of the transactions contemplated under this Agreement, the Seller agrees that:

8.6.1	in consultation with the Buyer, it will within seven Business Days of discovering such a finding or allegation make to that person an offer in writing to employ him under a new contract of employment to take effect upon the termination referred to below; and

8.6.2	that offer of employment will be on terms and conditions which, when taken as a whole, do not materially differ from the terms and conditions of employment of that person immediately before Completion (save as to the identity of the employer and any terms relating to an occupational pension scheme);

Upon that offer being made by the Seller, or at any time after the expiry of seven Business Days from a request by the Buyer for the Seller to make that offer, the Buyer shall terminate the employment of the Non-Transferring Employee concerned and the Seller shall indemnify the Buyer and the Buyer’s Group from and against all costs, claims, expenses and liabilities arising from:

(a)	the employment of that Non-Transferring Employee from Completion until the termination of that employment; and

(b)	that termination (including any redundancy pay and compensation for unfair or wrongful dismissal or breach of contract).

8.7	Mutual assistance

The Seller and the Buyer shall give each other any assistance that either may reasonably require to comply with the Regulations in relation to the Transferring Employees and in contesting any claim by any person employed or engaged in the Business at or before Completion resulting from or in connection with this Agreement.

8.8	Buyer’s undertakings

The Buyer undertakes to the Seller:

8.8.1	that the terms and conditions of employment and other benefits enjoyed by the Transferring Employees (details of which are set out in the Disclosure Letter) in the period of 12 months from Completion will be no less favourable than those enjoyed by them prior to the Completion Date (but without prejudice to any improvements to salaries, wages or conditions agreed in accordance with the Buyer’s normal review procedures); and

8.8.2	to maintain, following Completion, a medical insurance and benefits scheme for the Transferring Employees equivalent to the scheme provided for them prior to Completion in the period of 12 months from Completion, details of which are set out in the Disclosure Letter.

8.9	Letter to Transferring Employees

Not later than three Business Days before Completion, the Seller and the Buyer shall send to each of the Transferring Employees a joint letter in a form to be agreed by the parties.

8.10	Access to Transferring Employees

8.10.1	The Buyer shall comply with its obligations under Regulation 13(4) of the Regulations in good time so as to enable the Seller to comply with its obligations under Regulation 13(2)(d) of the Regulations.

8.10.2	The Seller and the Buyer shall respectively consult and keep each other fully informed regarding any information they propose to give to the Transferring Employees and their representatives or any consultation they have with the Transferring Employees and their representatives regarding this Agreement prior to Completion, and each will offer the other the opportunity to attend and participate in any meetings prior to Completion at which information is given to or there is consultation with Transferring Employees and their representatives.

8.11	Employee Liability Information

The Seller and the Buyer confirm that it is their intention that the provision of Employee Liability Information is regulated by the Seller and the Buyer themselves in accordance with the commercial arrangements set out in this Agreement. In particular but without limitation:

8.11.1	the Buyer specifically undertakes that it will not make any application pursuant to Regulation 12 of the Regulations in respect of any failure or alleged failure by the Seller to provide Employee Liability Information to the Buyer;

8.11.2	the Buyer confirms that it would not be just or equitable for any court or tribunal to make any award pursuant to Regulation 12(3) of the Regulations given the terms of this Agreement. If, contrary to the intentions of the Seller and the Buyer, any award is made pursuant to Regulation 12(3) of the Regulations, the compensation paid will be offset against any other sums payable under this Agreement to the Buyer to the extent those other sums arise out of the same act or omission by the Seller and will only be payable by the Seller to the Buyer pursuant to this Agreement, to the extent that the Buyer has complied with any terms or conditions laid down in this Agreement for a claim against the Seller for breach of the Warranties; and

8.11.3	the Buyer will give full credit for any sums paid by the Seller pursuant to any award under Regulation 12(3) of the Regulations in respect of any other claims (whether employment related or otherwise) which (after complying with any terms or conditions laid down in this Agreement) the Buyer has against the Seller arising out of this Agreement.

9.	DEBTORS, ASSUMED LIABILITIES AND EXCLUDED LIABILITIES

9.1	Buyer to be responsible for Assumed Liabilities

The Buyer shall assume responsibility as from the Effective Time for and indemnify the Seller (for itself and as trustee for each other relevant member of the Seller’s Group) from and against the payment of the Assumed Liabilities and shall pay and discharge the Assumed Liabilities in accordance with a practice similar to the present practice of the Seller in the payment of its liabilities.

9.2	If Seller discharges Assumed Liabilities

If the Seller or any other member of the Seller’s Group, after the Effective Time, pays or discharges any of the Assumed Liabilities in whole or in part and whether directly or by virtue of any right of return, set off or counterclaim exercised or claimed by any person in respect of sums otherwise payable to the Seller or any other member of the Seller’s Group (whether or not by virtue of this Agreement) or otherwise, the Buyer shall pay to the Seller a sum equal to the amount of the Assumed Liabilities so paid or discharged by the Seller or any other member of the Seller’s Group. Any payment due from the Buyer under this clause 9.2 shall be made within five Business Days of the Seller or any other member of the Seller’s Group providing evidence of the payment or discharge by the Seller of the Assumed Liabilities in respect of which a payment is claimed from the Buyer. The parties agree that the Seller in its capacity as the “Operator” under the Management Agreement shall procure that such payments are made.

9.3	Seller to be responsible for Excluded Liabilities

The Seller shall remain responsible after the Effective Time for and indemnify the Buyer from and against the payment of the Excluded Liabilites and shall pay and discharge the Excluded Liabilities in accordance with a practice similar to its present practice in the payment of its liabilities.

9.4	If Buyer discharges Excluded Liabilites

If the Buyer or any other member of the Buyer’s Group, after the Effective Time, pays or discharges any of the Excluded Liabilities in whole or in part and whether directly or by virtue of any right of return, set off or counterclaim exercised or claimed by any person in respect of sums otherwise payable to the Buyer or any other member of the Buyer’s Group (whether or not by virtue of this Agreement) or otherwise, the Seller shall pay to the Buyer a sum equal to the amount of the Excluded Liabilities so paid or discharged by the Buyer or any other member of the Buyer’s Group. Any payment due from the Seller under this clause 9.4 shall be made within five Business Days of the Buyer or any other member of the Buyer’s Group providing evidence of the payment or discharge by the Buyer of the Excluded Liabilities in respect of which a payment is claimed from the Seller. The parties agree that the Seller in its capacity as the “Operator” under the Management Agreement shall procure that such payments are made.

9.5	Debts to be paid to the Buyer

Within 10 Business Days, starting on the Completion Date, the Seller shall give the Buyer a notice setting out the following information in respect of each Debt:

(a)	the name of the party that owes the Debt;

(b)	the amount of the Debt; and

(c)	the due date of the Debt.

The Seller shall on or after Completion execute or procure the execution of any assignment or other instrument of transfer in relation to the Debts or any of them but only as and when the Buyer may request and unless and until any assignment or other instrument of transfer shall be executed:

9.5.1	the Seller shall as soon as practicable after Completion but in any event within 20 Business Days despatch letters approved by the Buyer to all persons from whom the Debts are owing, instructing those persons to account in respect of the Debts to the Buyer or as it may direct; and

9.5.2	the Seller shall account to the Buyer or as it may direct in respect of any payment received by it in respect of collecting or attempting to collect any Debts (including any interest) after the Completion Date and, pending that accounting, shall hold all sums so received in trust for the Buyer. The parties agree that the Seller in its capacity as the “Operator” under the Management Agreement shall procure that such payments are made.

10.	APPORTIONMENTS

10.1

All periodical charges and outgoings of the Business (including but not limited to rates, gas, electricity, water and telephone charges, but excluding the rent payable pursuant to the Lease (which shall be dealt with in accordance with part 4 of schedule 2)) renewal fees relating to Intellectual Property and all liabilities in relation to salaries, wages, accrued holiday pay, national insurance and pension contributions and other payments (including, without limitation, holiday pay entitlements, health insurance, block policy premiums) shall be apportioned on a time basis so that the part of the relevant charges attributable to the period ended on the Completion Date shall be borne by the Seller and the part of the relevant charges attributable to the period commencing on the day immediately following the Completion Date shall be borne by the Buyer. All licence fees, royalties and other periodical receipts of the Business (excluding the rents payable pursuant to the Occupational Tenancies (which shall be dealt with in accordance with schedule 2, part 4)) shall be apportioned between the Seller and the Buyer on a like basis and the Seller and the Buyer shall indemnify each other from and against such amounts to the extent such amounts have not been taken into account in the calculation of the Working Capital Value.

10.2	If the Buyer or the Seller disputes any apportionment in excess of £25,000 made pursuant to clause 10.1, and the parties cannot resolve such matter within 10 Business Days of receipt by the other party of notification of such dispute, the matter(s) in dispute will be referred to an Independent Accountant (as defined in schedule 7) appointed in accordance with the provisions of schedule 7, part 2, and the determination of the Independent Accountant shall by final and binding on the parties.

11.	WARRANTIES

11.1	The Buyer enters into this Agreement, and the Seller acknowledges that the Buyer enters into this Agreement, on the basis of and in reliance on the Warranties.

11.2	The Seller warrants to the Buyer that at the Warranty Date each Warranty is true and accurate except as Disclosed.

11.3	The Fundamental Warranties are deemed to be repeated, by reference to the facts, matters or circumstances prevailing at the time of repetition, on each day up to and including Completion and any reference made to the Warranty Date in relation to any Fundamental Warranty shall be construed in relation to any such repetition, as a reference to each such day.

11.4	If at any time before or at Completion the Seller becomes aware that a Fundamental Warranty has become untrue or inaccurate (without any additional disclosure against that Fundamental Warranty being made) it shall immediately notify the Buyer in sufficient detail to enable the Buyer to make an accurate assessment of the situation.

11.5	IHG Guarantor warranties

11.5.1	Subject to clause 11.5.2 the IHG Guarantor warrants, in respect of itself, to the Buyer (i) at the Warranty Date in the terms of the Warranties set out in paragraphs 1 and 14 of part 1 of schedule 5; and (ii) at each day on which the Fundamental Warranties are repeated in accordance with clause 11.3, the Fundamental Warranties set out in paragraphs 1 and 14 of part 1 of schedule 5.

11.5.2	In relation to the warranty given in clause 11.5.1, each reference to “Seller” in parts 1 and 2 of schedule 5 shall be deemed to be a reference to the IHG Guarantor and each reference to the Transaction Documents shall be deemed to be a reference to this Agreement only.

11.6	Limitation on Liability

The liability of the Seller under the Warranties or any other provision of this Agreement shall (except in the case of fraud) be limited as set out in schedule 6.

11.7	Warranties separate

Subject to clause 11.8, the Seller and the Buyer agree that each of the Warranties is separate from and independent of any other warranty or representation and (except as otherwise provided in this Agreement) shall not be limited by any other provisions of this Agreement.

11.8	Warranties specific

The only Warranties given:

11.8.1	in respect of Intellectual Property and licences of Intellectual Property are those set out in paragraph 18 of part 1 of schedule 5, and the other Warranties shall be deemed not to be given in relation to Intellectual Property and licences of it;

11.8.2	in respect of employment matters including pensions and other benefits are those set out in paragraph 12 and paragraph 24 of part 1 of schedule 5, and the other Warranties shall be deemed not to be given in relation to employment, pensions or benefits matters;

11.8.3	in respect of the Property (excluding the Environment and health and safety matters) are those set out in schedule 5, paragraph 23 and the other Warranties (save for the Warranties set out in Schedule 5, paragraph 21) shall be deemed not to be given in relation to the Property;

11.8.4	in respect of Taxation are those set out in schedule 5, paragraph 22 and the other Warranties shall be deemed not to be given in relation to Taxation; and

11.8.5	in respect of the Environment and health and safety matters are those set out in schedule 5, paragraph 21 and the other Warranties shall be deemed not to be given in relation to the Environment or health and safety matters.

11.9	Sole Remedy

The sole remedy of the Buyer for breach of the Warranties shall be damages and the Buyer acknowledges that it shall have no right to rescind this Agreement after Completion in any circumstances and irrevocably waives any other remedies it may have in relation to a breach of the Warranties.

11.10	Seller’s Awareness

If any of the Warranties are expressed to be given “so far as the Seller is aware” or “to the best of the knowledge information and belief of the Seller”, or words to that effect the Seller shall be deemed only to have knowledge of the facts, matters and circumstances actually known by Alvaro Rey, Daniel Ozzan, Mark Simpson (only in respect of the Warranties given in paragraph 13 of part 1 of schedule 5), Anna Pack (only in respect of the Warranties given in paragraph 22 of part 1 of schedule 5), Zoe Hiscoke (only in respect of the Warranties given in paragraphs 12 and 24 of part 1 of schedule 5) and Paul Carr (only in respect of the Warranties given in paragraphs 6 and 11 of part 1 of schedule 5).

11.11	Claims against Transferring Employees

11.11.1	The Seller agrees not to bring any claim which it may have against a Transferring Employee arising out of any information or advice provided (or omitted to be provided) by the Transferring Employee on which the Seller relied when making a representation, giving a Warranty, preparing the Disclosure Letter, or otherwise agreeing to the terms of a Transaction Document.

11.11.2	Clause 11.11.1 does not apply to a claim against a Transferring Employee who is alleged to have acted fraudulently.

12.	BUYER’S WARRANTIES

12.1	The Buyer warrants to the Seller that:

12.1.1	the Buyer has full power to enter into and perform each of the Transaction Documents and each of the Transaction Documents constitutes valid and binding obligations on the Buyer in accordance with its respective terms;

12.1.2	the Buyer is entering this Agreement on its own behalf and not on behalf of any other person;

12.1.3	the execution and delivery of, and the performance by the Buyer of its obligations under each of the Transaction Documents will not:

(a)	result in a breach of any provision of its memorandum of articles of association; or

(b)	result in a breach of any order, judgment or decree of any court or governmental agency to which the Buyer is a party or by which the Buyer is bound;

12.1.4	all consents, permissions, approvals and agreements of shareholders of the Buyer or any other third parties which are necessary for the Buyer to obtain in order to enter into and perform each of the Transaction Documents in accordance with their respective terms have been unconditionally obtained or waived in writing; and

12.1.5	there are no:

(a)	outstanding judgments, orders, injunctions or decrees of any governmental or regulatory body or arbitration tribunal against or affecting any member of the Buyer’s Group;

(b)	lawsuits, actions or proceedings pending or, to the knowledge of the Buyer, threatened against or affecting any member of the Buyer’s Group;

(c)	investigations by any governmental or regulatory body which are or were in the last 12 months pending or threatened against any member of the Buyer’s Group; or

(d)	orders made or petitions presented or resolution passed for the winding up of any member of the Buyer’s Group or for an administration order in respect of any member of the Buyer’s Group,

which, in each case, have or could have an adverse effect on the ability of the Buyer to execute and deliver or perform its obligations under any of the Transaction Documents or which could materially adversely impact any member of the Seller’s Group; and

12.1.6	the Buyer has (and at Completion will have) immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to meet its obligations under this Agreement; and

12.1.7	neither the Buyer nor any member of the Buyer’s Group nor Fady Bakhos or Zaki Guiziri has actual knowledge of any facts or matter which would constitute a breach of any of the Warranties.

12.2

The Buyer Warranties are deemed to be repeated, by reference to the facts, matters or circumstances prevailing at the time of repetition, on each day up to and including Completion and any reference made to the date of this Agreement in relation to any Buyer Warranty shall be construed in relation to any such repetition, as a reference to each such day.

13.	POST COMPLETION COVENANTS

13.1	Books and records

As from the Completion Date:

13.1.1	the Seller shall provide to the Buyer, on reasonable request; and

13.1.2	the Buyer shall provide to the Seller reasonable access to and the right to take, copies and extracts of the books, written correspondence (including emails), accounts, records, returns and other such documents of the Seller or the Buyer (as applicable) relating to or in connection with the Business as it may require within the period of six calendar years from the Completion Date.

13.2	Seller to pass on information received

The Seller must ensure that any written notice, correspondence, order or enquiry concerning the Business or any Asset which is received by the Seller or any member of the Seller’s Group after the Completion Date is promptly passed on to the Buyer.

13.3	Availability of Transferring Employees

After the Completion Date, the Buyer shall make available to the Seller the assistance of such of the Transferring Employees as the Seller may require in connection with the determination of the Working Capital Value or the conduct of proceedings against the Seller or other members of the Seller’s Group (including the OFT Investigation) and of which those Transferring Employees have particular knowledge by virtue of their involvement in the matter giving rise to those proceedings or otherwise.

14.	VALUE ADDED TAX

14.1	Transfer as a going concern

The Seller and the Buyer intend that article 5 of the Value Added Tax (Special Provisions) Order 1995 shall apply to the sale of the Assets under this agreement and agree to use all reasonable endeavours to secure that the sale is treated as neither a supply of goods nor a supply of services under that article. For the avoidance of doubt, the consideration payable for the transfer of the Business and the Assets under clause 3 shall be exclusive of any VAT which may nevertheless be due.

14.2	Continuation of Business as a going concern

The Buyer undertakes to the Seller that with effect from the Completion Date it shall carry on the Business as a going concern and the Assets shall be used in the Business and the Buyer will carry on the same kind of business as carried on by the Seller in relation to the Business.

14.3	Registration for VAT purposes

14.3.1	The Seller warrants to the Buyer that it is a registered taxable person for the purposes of the VATA.

14.3.2	The Buyer warrants to the Seller that on or before the Completion Date it will submit an application to HM Revenue & Customs for registration for VAT purposes.

14.4	Property election

The Buyer will:

14.4.1	on or before the Completion Date opt to tax the Property within the meaning of schedule 10, paragraph 2 to VATA and not revoke that option to tax;

14.4.2	notify HM Revenue & Customs in writing of that option to tax no later than the Completion Date or (if earlier) 30 days after that decision to opt to tax the Property was made; and

14.4.3	on or before the Completion Date provide written evidence to the Seller that it has complied with its obligations under clauses 14.4.1 and 14.4.2.

14.5	Buyer’s notification

This clause 14.5 constitutes the Buyer’s notification to the Seller that following registration for VAT purposes Paragraph (2B) Article 5 Value Added Tax (Special Provisions) Order 1995 will not apply to the Buyer.

14.6	VAT records

14.6.1	The Seller shall, on request, make available any information and documents in its control required to establish to HM Revenue & Customs and any tribunal or court that no liability, or a reduced liability, arises on the Buyer or any other company under s.44 of VATA as a result of the sale of the Assets.

14.6.2	The Seller and Buyer intend that s.49 of VATA shall apply to the sale of the Assets under this agreement but they do not intend to make a joint application to HM Revenue & Customs for the Buyer to be registered for VAT under the VAT registration number of the Seller, pursuant to Regulation 6(1)(d) of the VAT Regulations 1995.

14.7	Payment of VAT

14.7.1	Without prejudice to clause 14.1, if, on or after Completion, HM Revenue & Customs determine after full disclosure of all material facts that VAT is chargeable in respect of the supply of all or any part of the Assets under this Agreement, the Seller shall notify the Buyer of that determination within five Business Days of its being so advised by HM Revenue & Customs.

14.7.2	If clause 14.7.1 applies then the Buyer shall pay to the Seller by way of additional consideration a sum equal to the amount of VAT (together with any interest or penalties) due within 14 Business Days of the Seller’s relevant notification to the Buyer and delivery by the Seller of a proper Tax invoice for VAT purposes.

14.8	Seller not obliged to appeal

The Seller shall not be obliged by virtue of this clause 14 to make any appeal to any court or tribunal against, or otherwise to request a review of, any determination of HM Revenue & Customs.

15.	CONFIDENTIALITY

15.1	Confidentiality of this Agreement

Subject to clause 15.2, each party shall:

15.1.1	treat as confidential, and shall not disclose to any person, the existence of a Transaction Document or information obtained as a result of entering into or performing a Transaction Document which relates to:

(a)	information in any form relating to the Business (including in relation to any future plans and/or business development);

(b)	the provisions of a Transaction Document;

(c)	the negotiations relating to a Transaction Document;

(d)	the subject matter of a Transaction Document; or

(e)	any other party to a Transaction Document,

such information being “Confidential Information”;

15.1.2	make every effort to prevent the disclosure of Confidential Information, including by those persons referred to in clause 15.2.5; and

15.1.3	ensure that each member of the Buyer’s Group, in the case of the Buyer, and each member of the Seller’s Group, in the case of the Seller, complies with the provisions of clauses 15.1.1 and 15.1.2 as if the provisions of those clauses were expressed to apply to it.

15.2	Exceptions

Subject to clause 15.3 and notwithstanding the provisions of clause 15.1, any party may disclose Confidential Information (including by way of a public announcement or the issue of a circular):

15.2.1	if, and to the extent, required by law or for the purpose of any judicial proceedings (including the matters described in schedule 11);

15.2.2	if, and to the extent, required by any Recognised Investment Exchange or regulatory or governmental body to which that party is subject or submits, wherever situated, including the London Stock Exchange, the New York Stock Exchange, the UK Listing Authority or the Takeover Panel, whether or not the requirement for disclosure has the force of law;

15.2.3	if, and to the extent, required to vest the full benefit of a Transaction Document in that party;

15.2.4	if, and to the extent, such information has already come into the public domain through no fault of that party;

15.2.5	if, and to the extent, made to:

(a)	the professional advisers, auditors or bankers of that party or of any other member of the Buyer’s Group (in the case of the Buyer) or of any other member of the Seller’s Group (in the case of the Seller);

(b)	the officers or employees of that party or of any other member of the Buyer’s Group (in the case of the Buyer) or of any other member of the Seller’s Group (in the case of the Seller) who need to know the information for the purposes of the transactions effected or contemplated by a Transaction Document; or

15.2.6	if, and to the extent, the other parties have given their prior written consent to the disclosure.

15.3	Disclosure only after notice etc.

Any disclosure pursuant to clauses 15.2.1 or 15.2.2 shall, so far as is practicable, be made:

15.3.1	after notice to, and consultation with, the other parties (except where such notice or consultation is prohibited by law); and

15.3.2	after taking into account the reasonable requirements of the other parties as to the content, timing and manner of such disclosure.

15.4	Buyer’s right to take assignment of benefit of certain other confidentiality obligations

After Completion, the Seller shall, if the Buyer requests in writing and only to the extent it is permitted to do so take any action as it may deem appropriate to enforce any rights it may have under each outstanding confidentiality agreement given to the Seller by a potential buyer of the Business, but only to the extent that those rights relate to information of or relating to the Business.

15.5	Termination of confidentiality agreement

With effect from Completion any confidentiality agreement between the parties in relation to this Agreement shall terminate.

15.6	No limit in time

The provisions of this clause 15 shall apply without limit in time and notwithstanding any termination of this Agreement.

16.	ANNOUNCEMENTS

16.1	Permission of other party generally required

Subject to clause 16.2, before and after Completion, a party must not:

16.1.1	make or send; or

16.1.2	permit another person to make or send on its behalf,

a public announcement, communication or circular regarding the existence or the subject matter of a Transaction Document, unless it has first obtained the other party’s written permission (that permission not to be unreasonably withheld, delayed or subject to an unreasonable condition).

16.2	Circumstances in which permission of other party is not required

Clause 16.1 does not apply to an announcement or circular which:

16.2.1	the Buyer makes or sends after Completion informing the customers, clients or suppliers of the Business, or the Transferring Employees, of the Buyer’s acquisition of the Business; or

16.2.2	is required by:

(a)	applicable law, a court of competent jurisdiction or a competent judicial, governmental, supervisory or regulatory body; or

(b)	any Recognised Investment Exchange or regulatory or governmental body to which that party is subject or submits, wherever situated, including the London Stock Exchange, the New York Stock Exchange, the UK Listing Authority or the Takeover Panel, whether or not such requirement has the force of law.

16.3	Consultation where permission of other party is not required

A party that is required to make or send an announcement or circular in the circumstances contemplated by clause 16.2.2 must, before making or sending the announcement or circular, consult with the other party and take into account the other party’s reasonable requirements as to the timing, content and manner of making the announcement or circular to the extent it is permitted to do so by applicable law or regulation and to the extent it is reasonably practicable to do so.

16.4	No limit in time

The provisions of this clause 16 shall apply without limit in time and notwithstanding any termination of this Agreement.

17.	IHG GUARANTEE

17.1	In consideration of the Seller entering into this Agreement, the IHG Guarantor hereby irrevocably and unconditionally guarantees to the Buyer the payment by the Seller of any sum of money which the Seller is liable to pay to the Buyer pursuant to the terms of this Agreement, provided that the Seller has not paid such sum of money to the Buyer in accordance with the terms of this Agreement. Any limitations of liability or defences against any claims available to the Seller shall also be applicable to and available to the IHG Guarantor.

17.2	The guarantee contained in clause 17.1 is a continuing guarantee and shall remain in force in respect of any Claim other than a claim pursuant to the indemnity set out in paragraph 1 of schedule 11, until 1 April 2015 and in respect of a claim pursuant to the indemnity set out in paragraph 1 of schedule 11 until expiration of the time period set out in paragraph 1.3 of schedule 11.

17.3

The obligations of the IHG Guarantor shall not be affected by any act, omission, matter or thing which, but for this provision, might operate to reduce, release or otherwise exonerate the IHG Guarantor from its obligations or affect such obligations, including without limitation and whether or not known to any party:

17.3.1	any legal limitation, disability, incapacity or other circumstance relating to any party or any other person; or

17.3.2	any irregularity, unenforceability or invalidity of any obligations of any party under this Agreement, or the dissolution, amalgamation, reconstruction or insolvency of any party.

18.	FURTHER ASSURANCE

Each party shall, from time to time, at its own cost, do, perform, sign, execute and deliver all such acts, deeds, documents and things (or procure the doing, performance, signing, execution or delivery thereof) as the other parties may from time to time reasonably require, in a form and in terms satisfactory to the other parties (acting reasonably), to give full effect to this Agreement and to secure to the other parties the full benefit of the rights, powers and remedies conferred upon the other parties in this Agreement.

19.	COSTS AND PAYMENTS

19.1	Pay own costs

Except as otherwise stated in this Agreement, each party shall pay its own costs, charges and expenses relating to the negotiation, preparation, execution and performance of this Agreement.

19.2	Payments to be made without set-off or withholding

Except as otherwise stated in this Agreement, all payments to be made by a party under this Agreement shall be made gross, free of right of counterclaim or set off and without deduction or withholding of any kind, save as may be required by law in which event the deduction or withholding shall not exceed the minimum amount which it is required by law to deduct or withhold and the paying party shall simultaneously pay to the recipient party such additional amounts so as to ensure that, after the making of any deduction or withholding, the recipient party receives a sum equal to the sum it would have received had no deduction or withholding been made.

20.	CURRENCY CONVERSION

For the purpose of converting amounts specified in one currency into another currency where required, the rate of exchange to be used shall be the closing mid-point spot rate for exchanges between those currencies quoted in the Financial Times (London edition) on the nearest Business Day for which that rate is so quoted on or prior to the date of the conversion.

21.	INTEREST

If a party fails to pay on the due date any sum due from it under this Agreement (whether determined by agreement or pursuant to an order of a court or otherwise), interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at the rate of 3% per annum above the base rate from time to time of Barclays Bank plc. That interest shall accrue on a daily basis and be compounded quarterly.

22.	ENTIRE AGREEMENT

22.1	Entire agreement

This Agreement together with the other Transaction Documents constitute the whole and only agreement or arrangement between any member of the Buyer’s Group or any member of the Seller’s Group in relation to the sale and purchase of the Assets and the Business and supersedes any previous agreement whether written or oral between any member of the Buyer’s Group or any member of the Seller’s Group in relation to that subject matter save as provided in clause 22.7.

22.2	Buyer’s Representation

Subject to clause 22.7:

22.2.1	the Buyer represents that it has not relied on, or been induced to enter into this Agreement by, any Representation given by any member of the Seller’s Group or any adviser other than as expressly set out in this Agreement; and

22.2.2	the Seller is not liable to the Buyer for any Representation (including one made negligently) other than as set out in this Agreement.

22.3	Seller’s Representation

Subject to clause 22.7:

22.3.1	the Seller represents that it has not relied on, or been induced to enter into this Agreement by, a Representation given by any member of the Buyer’s Group other than as expressly set out in this Agreement; and

22.3.2	the Buyer is not liable to the Seller for a Representation (including one made negligently) other than as set out in this Agreement.

22.4	No liability for the Buyer’s Group or advisers

22.4.1	No member of the Buyer’s Group (other than the Buyer) or adviser thereto shall have any liability to the Seller for a Representation.

22.4.2	Any member of the Buyer’s Group or an adviser or provider of finance thereto may enforce the terms of this clause 22.4 subject to and in accordance with:

(a)	the provisions of the Contracts (Rights of Third Parties) Act 1999; and

(b)	the provisions of clause 25.1.

22.5	No liability for the Seller’s Group or advisers

22.5.1	No member of the Seller’s Group (other than the Seller) or adviser or provider of finance thereto shall have any liability to the Buyer for a Representation.

22.5.2	Any member of the Seller’s Group or an adviser or provider of finance thereto may enforce the terms of this clause 22.5 subject to and in accordance with:

(a)	the provisions of the Contracts (Rights of Third Parties) Act 1999; and

(b)	the provisions of clause 25.2.

22.6	No action re previous agreements etc.

No party shall bring any action against the other or against any other member of the Buyer’s Group or the Seller’s Group, as the case may be, in relation to:

22.6.1	any previous agreement(s) between them relating to the subject matter of this Agreement; or

22.6.2	save as provided in clause 22.7, any Representation other than as set out in this Agreement,

and any member of the Buyer’s Group or the Seller’s Group may enforce the terms of this clause 22.6 subject to, and in accordance with, the provisions of the Contracts (Rights of Third Parties Act) 1999 and the provisions of clause 24.6.

22.7	Fraud etc.

Nothing in this clause 22 shall have the effect of limiting or restricting any liability arising as a result of any fraud, dishonesty, wilful misconduct or wilful concealment.

23.	INVALIDITY

If at any time all or any part of any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect, then that provision or part of that provision (as applicable) will be given no effect and will be treated as though it were not included in this Agreement but the remainder of that provision and all other provisions of this Agreement shall remain valid and enforceable.

24.	AMENDMENTS, WAIVERS AND RIGHTS

24.1	Amendments

No amendment or variation of the terms of this Agreement shall be effective unless it is made or confirmed in a written document signed by, or on behalf of, each party.

24.2	Delay in exercise/non-exercise of rights

No delay in exercising, or non-exercise, by any party of any right, power or remedy provided by law or under this Agreement impairs, or constitutes a waiver or release of, that right, power or remedy.

24.3	Waivers

Any waiver or release given by any party in respect of any right, power or remedy provided by law or under this Agreement must be specifically granted in writing signed by the party granting it and shall:

24.3.1	be confined to the specific circumstances in which it is given;

24.3.2	not affect any other enforcement of the same or any other right; and

24.3.3	unless it is expressed to be irrevocable, be revocable at any time in writing.

24.4	Exercise of rights

No single or partial exercise of any right, power or remedy provided by law or under this

Agreement prevents any other or further exercise of it or the exercise of any other right, power or remedy or constitutes a waiver of a subsequent or prior breach of this Agreement.

24.5	Rights and remedies cumulative

The rights, powers and remedies of each party under this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by general law.

24.6	Provisions remain in force notwithstanding Completion

Any provision of this Agreement which is capable of being performed after, but which has not been performed at or before, Completion and all Warranties, covenants and other undertakings contained in, or entered into pursuant to, this Agreement shall remain in full force and effect notwithstanding Completion.

25.	ASSIGNMENT

25.1	Assignment by Buyer

The Buyer may assign all or any of its rights under this Agreement without the Seller’s consent to one or more members of the Buyer’s Group:

25.1.1	provided that the leasehold interest in the Property and all agreements comprising the Management Agreement Suite are contemperaneously transferred or assigned to that assignee member of the Buyer’s Group in compliance with the terms of each of those respective agreements; and

25.1.2	subject to the condition that the Buyer will procure that, before any assignee subsequently ceases to be a member of the Buyer’s Group, that assignee shall transfer or assign back to the Buyer, or to another member of the Buyer’s Group (which itself shall then be deemed to be an assignee of the Buyer for the purposes of this clause), so much of the benefit of this Agreement, the freehold interest of the Property and all of the agreements comprising the Management Agreement Suite as have been transferred or assigned to it.

25.2	Assignment by Seller

The Seller may assign all or any of its rights under this Agreement without the Buyer’s consent to one or more members of the Seller’s Group subject to the condition that the Seller will procure that, before any assignee subsequently ceases to be a member of the Seller’s Group, that assignee shall assign back to the Seller, or to another member of the Seller’s Group (which itself shall then be deemed to be an assignee of the Seller for the purposes of this clause), so much of the benefit of this Agreement as has been assigned to it.

26.	THIRD PARTY RIGHTS

26.1	Generally no third party rights

The parties do not intend that any term of this Agreement should be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to this Agreement save as provided in clauses 22.4, 22.5 and 22.6 and in accordance with clause 26.2. Nothing in this clause 26.1 affects any right or remedy of a third party which exists or is available apart from that Act.

26.2	Buyer’s Group and advisers and the Seller’s Group and advisers entitled to benefit

Those persons who have the benefit of clauses 22.4, 22.5 and 22.6 (as the case may be) (“Permitted Third Parties”) may only enforce the provisions of those clauses subject to and in accordance with the Contracts (Rights of Third Parties) Act 1999 provided that:

26.2.1	a person who is a permitted assignee under clause 25 may in his own right enforce the obligations of the Buyer or the Seller (as applicable) contained in this Agreement;

26.2.2	this Agreement may be varied from time to time or rescinded without the consent of all or any of the Permitted Third Parties or those persons referred to in clause 26.2.1 and s2(1)(a) to (c) Contracts (Rights of Third Parties) Act 1999 shall not apply to this Agreement;

26.2.3	no Permitted Third Parties or those persons referred to in clause 26.2.1 may assign any of their respective rights under any of those clauses either in whole or in part;

26.2.4	no member of the Buyer’s Group or any officer, employee, agent or adviser thereof or thereto may take any steps to enforce all or any of its rights under this Agreement without the Buyer’s prior written consent and without first having appointed the Buyer as its agent to have sole conduct of all Proceedings involving that person; and

26.2.5	no member of the Seller’s Group or any office, employee, agent or adviser thereof or thereto may take any steps to enforce all or any of its rights under this Agreement without the Seller’s prior written consent and without first having appointed the Seller as its agent to have sole conduct of all Proceedings involving that person.

27.	NOTICES

27.1	Form of notices

A Notice shall be:

27.1.1	in writing;

27.1.2	signed by or on behalf of the person giving it;

27.1.3	in the English language, and

27.1.4	delivered personally or sent by commercial courier to the party(ies) due to receive the Notice marked for the attention of the person set out in clause 27.3 and to the address set out therein or to such other address or person as may be notified from time to time in accordance with 27.4.

Copy of a Notice shall be provided by way of e-mail, which for the avoidance of doubt shall not constitute a Notice.

27.2	Notice deemed given

Unless there is evidence that it was received earlier, a Notice is deemed given:

27.2.1	if delivered personally, at the time of delivery; and

27.2.2	if sent by commercial courier, on the date and at the time of signature of the courier’s delivery receipt,

provided that if any Notice would otherwise become effective on a non-Business Day or after 17:00 hours on a Business Day, it shall instead become effective at 09:00 hours on the next Business Day.

27.3	Details of the parties

The details for the purposes of this clause 27 are:

Party:	The Seller
Address:	Legal Department, InterContinental Hotels Group
Broadwater Park, Denham
Buckinghamshire
UB9 5HR

Email address:	nigel.stocks@ihg.com

For the Attention of:	The EU General Counsel of InterContinental Hotels Group, currently Nigel Stocks

Party:	The Buyer
Address:	15, Boulevard Roosevelt
L-2450 Luxembourg

Email address:	fbakhos@almirqab.com

For the Attention of:	Fady Bakhos

Party:	IHG Guarantor
Address:	Six Continents Limited
Broadwater Park, Denham
Buckinghamshire
UB9 5HR

Email address:	nigel.stocks@ihg.com

For the Attention of:	The EU General Counsel of InterContinental Hotels Group, currently Nigel Stocks

27.4	Notification of change in notice details

A party may notify the other parties of a change to any of the details for it referred to in clause 27.3. The notice must comply with the terms of clause 27.1 and must state the date on which the change is to occur. That date must be on or after the fifth Business Day after the date on which the notice is delivered.

28.	COUNTERPARTS

28.1	Any number of counterparts

This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each of the parties has executed at least one counterpart.

28.2	Each counterpart an original

Each counterpart constitutes an original of this Agreement, but all the counterparts together constitute but one and the same instrument.

29.	GOVERNING LAW AND JURISDICTION

29.1	Governing law

This Agreement, and any dispute or claim arising out of, or in connection with, it or its subject matter or formation (including non-contractual disputes or claims), shall be governed by, and construed and take effect in accordance with, the law of England and Wales.

29.2	English courts have jurisdiction

The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim that arises in any way whatsoever out of, or in connection with, this Agreement or its subject matter or formation (including non-contractual disputes or claims) or legal relationships established by this Agreement.

29.3	Judgments

A judgment against any party in Proceedings brought in any jurisdiction in accordance with this clause 29 shall be conclusive and binding upon the relevant party and may be enforced in any other jurisdiction.

29.4	Submission to court’s jurisdiction

Each party irrevocably submits and agrees to submit to the jurisdiction of the courts of England and Wales.

29.5	Service of Service Documents

Any Service Documents may be served on the parties:

29.5.1	by being delivered personally or sent by commercial courier in accordance with clause 27;

29.5.2	by being delivered personally or sent by commercial courier to such party’s registered office from time to time; or

29.5.3	in any other manner allowed by law.

This clause 29.5 applies to all Proceedings wherever started.

30.	AGENT FOR SERVICE OF PROCESS

30.1	Maintenance of agent

The Buyer shall at all times maintain an agent for receipt of service of process in England.

30.2	Appointment of agent

The Buyer appoints Sisec Limited of 21 Holborn Viaduct, London, EC1A 2DY as its agent for that purpose.

30.3	Service of documents

Any Service Document shall be deemed to have been duly served if marked for the attention of Sisec Limited and:

30.3.1	left at the specified address, in which case the Service Document shall, unless there is evidence that it was received earlier, be deemed to have been duly served at the time it is left; or

30.3.2	sent by commercial courier to the specified address, in which case the Service Document shall, unless there is evidence that it was received earlier, be deemed to have been duly served on the date and at the time of signature of the courier’s delivery receipt, provided that if any Service Document would otherwise be duly served on a non Business Day or after 17:00 hours on a Business Day, it shall instead be duly served at 09:00 hours on the next Business Day.

30.4	Replacement agent(s)

If for any reason an agent appointed under this clause 30 ceases to act as such or ceases to have an address in England:

30.4.1	the Buyer shall promptly appoint a replacement agent having an address for service in England and notify the Seller of the appointment and the name and address of the replacement agent; and

30.4.2	failing such appointment and notification within five Business Days of such cessation, the Seller shall be entitled by notice to the Buyer to appoint a replacement agent to act on behalf of the Buyer, and the provisions of this clause 30 applying to service on an agent apply equally to service on a replacement agent.

EXECUTION

The parties have shown their acceptance of the terms of this Agreement by executing it after the schedules.

EXECUTION

SIGNED by Nigel Stocks, Director, duly authorised for and on behalf of HOTEL INTER-	) )	/s/ Nigel Stocks
CONTINENTAL LONDON LIMITED

SIGNED by Fady Bakhos, duly authorised for and on behalf of CONSTELLATION HOTEL (OPCO) UK S.A.	) )	/s/ Fady Bakhos

SIGNED by Nigel Stocks, as attorney for SIX CONTINENTS LIMITED, duly authorised under a	) )	/s/ Nigel Stocks
power of attorney dated 27 March 2013)

The schedules to the Asset Sale and Purchase Agreement have been omitted from the filing. The following is a list of omitted schedules and a brief description of each. InterContinental Hotels Group PLC agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any such omitted schedules:

List of Schedules

SCHEDULE 1 TRANSFERRING CONTRACTS
SCHEDULE 2 THE PROPERTY
Part 1 - The Property
Part 2 - Documents Supplemental to Lease
Part 3 - Occupational Tenancies
Part 4 - Terms and Conditions
SCHEDULE 3 APPORTIONED CONSIDERATION VALUES IN RESPECT OF ASSETS
SCHEDULE 4 COMPLETION ARRANGEMENTS
Part 1 Seller’s obligations
Part 2 Buyer’s obligations
SCHEDULE 5 WARRANTIES
Part 1 Execution Date Warranties
Part 2 Fundamental Warranties
SCHEDULE 6 LIMITATIONS ON CLAIMS
SCHEDULE 7 WORKING CAPITAL STATEMENT
SCHEDULE 8 CONDUCT OF BUSINESS PENDING COMPLETION
SCHEDULE 9 TRANSFERRING EMPLOYEES
SCHEDULE 10 FORM OF DEED OF ASSIGNMENT OF CONSTRUCTION CONTRACTS
SCHEDULE 11 POST COMPLETION OBLIGATIONS
SCHEDULE 12 ELECTION NOTICE
SCHEDULE 13 OFFICE SPACE TENANCY AGREEMENT